SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 21 , 2002

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima
TABLE OF CONTENTS

Item
1	Announcement dated November 14, 2002, titled, “YPF dividend payment.”

ITEM 1 Buenos Aires, November 14, 2002

YPF dividend payment.

YPF announced that the Board of Directors of YPF Sociedad Anónima on its meeting of November 7, 2002, approved the payment of a dividend of 4 pesos per share or per American Depositary Receipt (“ADR”) to all shareholders of record on November 14, 2002 with payments to be made to ordinary shareholders on November 15, 2002. This dividend represents US$1.1236 per ADR, at November 14, 2002 closing exchange rate.

Record date for ADR holders will be November 22, 2002 with payments to be made on November 29, 2002.

Carlos Olivieri Chief Financial Officer

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 21, 2002	By:	/s/ Carlos Olivieri

		Name:	Carlos Olivieri
		Title:	Chief Financial Officer